Tri-Valley Corporation
4550 California Avenue, Suite 600
Bakersfield, California 93309
661-864-0500
Fax: 661-864-0600

January 30, 2009

VIA EDGAR AND FEDERAL EXPRESS

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention: John Lucas

RE:	Tri-Valley Corporation
Form 10-K for the fiscal year ended December 31, 2007
File No. 001.31852

Dear Mr. Lucas:

This letter responds to the Commission staff’s comment letter dated December 31, 2008.  Today we are filing Amendment No. 1 to the referenced Form 10-K, with revisions drafted in response to your comments.  Enclosed with this letter (via Federal Express) are five copies of the amendment, marked to show changes from the original filings and cross-referenced in the right margin to indicate revisions made in response to comments.

We acknowledge that:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following numbered responses correspond to the numbered comments in your December 31 letter.

Form 10-K for the Fiscal Year Ended December 31, 2007 - General

1.
Because the Form 10-K does not include page numbers on each page, your internal references in the table of contents are not particularly useful. To facilitate the review, the page references we use in the following comments refer to the pages as they appear when one prints the document from EDGAR.

Response:  The amended Form 10-K includes page numbers.  Page references in this letter are to the unmarked versions of the registration statement as filed via EDGAR.

2.	Provide the disclosure that Item 305 of Regulation S-K requires. Refer to Item 7A of Form 10-K.

Response: See page 31. We added a section on quantitative and qualitative disclosures about market risk.

Recent Sales of Unregistered Securities

3.	Please disclose the identity of the director to whom you sold the shares of restricted stock on November 14, 2007. In addition, provide the aggregate offering price. See Item 701 of Regulation S-K.

Response:  See page 19.  We disclosed that director Thomas A. Gamble made the purchase on December 14, 2008, and disclosed the aggregate purchase prices of the transactions described in that section.

Management's Discussion and Analysis of Financial Condition Critical Accounting Policies

4.
The disclosures of your critical accounting policies and estimates appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions, and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

(a)	An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b)	An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

(c)	An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.

Response:  See pages 23-24.  We added descriptions of uncertainties and our assumptions relating to deferred tax assets and commitments and contingencies.  Upon review of our other significant accounting policies, we believe that our descriptions of the other significant accounting policies on pages 21 through 23 contain adequate descriptions of our use of estimates and the material uncertainties that attend them, in line with disclosure of other similarly situated companies.

Oil and Gas Reserves

5.
You state the estimates of proved oil and gas reserves are based on "evaluations audited by independent petroleum engineers". However, in the supplemental information footnote to the financial statements, you state disclosures of oil and gas reserves arc based on "estimates prepared by independent engineering consultants". You have also made a similar reference in your Properties disclosure, in which you identify Cecil Engineering as an "independent engineer qualified to estimate our net share of proved developed and undeveloped oil and gas reserves." Please clarify the role that the independent engineer performed with regards to your oil and gas reserves and make the appropriate revisions to your disclosures. If an audit was performed, please provide us with a copy of the audit report.

Response:  See pages 12, 22 and 65.  Our independent petroleum engineer prepared a report of estimated reserves, not an audit.  We have revised our disclosures to accurately describe his role.

Financial Statements

Note 2 — Summary of Significant Accounting Policies Revenue Recognition

6.
Please clarify your revenue recognition policy for drilling and development activities. Clarify whether you account for revenue generated from these activities in accordance with SOP 81-1, SAB Topic 13, or SFAS 19 and how your accounting policies comply with the guidance that you apply. As part of your response, please clarify how you identify and account for loss contracts and whether you have any obligations after a well has been logged.

Response:  See page 42.  We disclosed that we recognize revenue from drilling and development activities in accordance with SAB Topic 13.  In our experience we have not had loss contracts, and so we believe no disclosure regarding loss contracts would be appropriate.  We disclosed that we are responsible for all costs for completion of a well (if completion is warranted) to total depth, which would include obligations to pay all costs after a well has been logged.

7.
We understand that you defer geological and geophysical costs incurred in connection with your drilling and development activities in accordance with paragraph 18 of SFAS 19. Please clarify how you have determined that these costs are recoverable once you begin to incur the costs. For example, explain whether the participants (or customers) are contractually obligated to reimburse you for costs incurred on uncompleted or unlogged wells. As part of your response, clarify whether you, the participants or another third party owns the property that you are drilling and developing.

Response:  See page 42.  We disclosed that we include our estimated geological and geophysical costs in our turnkey drilling contracts, and participants are contractually obligated to pay us for those estimated costs as part of the turnkey price.  We disclosed that these (and the other) turnkey costs become nonrefundable once the well is spudded.  We also added a statement that if a well is not drilled to total depth or is not logged, we are obligated to drill another well as a replacement well, and participants are not obligated for any additional costs for the additional well, other than the original “turnkey” amount.

8.
Your disclosure states that "actual or estimated costs to complete the drilling are charged as costs against the revenue."  Please clarify why the costs are not final once you recognize revenue. Please explain any additional costs estimates that you make once you recognize revenue.

Response:  See page 42.  Revenue from drilling and development is recognized on turnkey contracts, which are fixed price contracts to our drilling partners.  Our actual costs to drill any prospect may be greater or less than the turnkey price and do not depend on the turnkey price – we are obligated to pay for, and we recognize, those costs that are actually incurred.  We do not ordinarily change our cost estimates (as contained in our Authority for Expenditures) once the turnkey price is set and the project is begun.

Note 9 — Financial Information Relating to Industry Segments

9.
We have identified certain inconsistencies or inaccuracies in your disclosures of financial information in table format by reportable segment. In addition, the information disclosed is not complete in comparison to the disclosure requirements of SFAS 131. For example, you have disclosed revenues from external customers and operating income (loss) by segment, whose totals do not agree with amounts reported in the statements of operations, Please refer to paragraph 32 of SFAS 131 for a discussion of reconciliations to be disclosed in your footnote. In addition, paragraph 27 of SFAS 131 lists all amounts to be disclosed, if regularly provided to the chief operating decision maker. Sub note (b) of paragraph 27 identifies revenues from transactions with other operating segments of the same enterprise as a measure to be disclosed. Please review the disclosure requirements of SFAS 131 discussed in paragraphs 25 through 39 to ensure disclosures by reportable segment in your future filings is complete.

Response:  See pages 57-59.  We corrected the segment reporting amounts and added a statement that reportable segment revenue and net income do not correspond with our consolidated revenue and net income because segment revenue and income excludes other income from third parties, which is not significant to the enterprise as a whole.

Controls and Procedures

10.	Please disclose the information required by Item 308(0 of Regulation S-K regarding changes in internal controls over financial reporting during the last fiscal quarter.

Response:  See page 72.  We added a disclosure that there were no changes to internal controls that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

Directors and Executive Officers of the Registrant

11.
Provide the complete five-year sketch that Item 401(e) of Regulation S-K requires for each individual, filling in any gaps or ambiguities with regard to time. Where titles have changed during the covered time, identify when each change took place.

Response:  See pages 76 – 79. We revised the descriptions of directors and officers to complete the time periods of service for the past five years and their changes in titles during that time.

Exhibits 31.1 and 31.2

12.
It appears that you have made a number of changes to the form of certification set forth in Item 601(b)(31) of Regulation S-K, including your omission of the reference to "material weaknesses" in paragraph 5(a). With your amended Form 10-K, please file as exhibits new certifications that include the precise language required.

Response New certifications are filed as exhibits to the amended 10-K.

We trust that the foregoing information completely responds to your comments.  Please contact me if you have questions or require additional information.

Very truly yours,

Tri-Valley Corporation

By:	Arthur M. Evans
Chief Financial Officer